July 2, 2008

Mail Stop 6010

Kenneth C. Forster, President
APC Group, Inc.
3526 Industrial Parkway
Fairbanks, Alaska 9701

      Re: **APC Group, Inc.**
              Form 10-SB filed August 30, 2007
              Form 10-KSB filed May 16, 2008
              File No. 0-52789

Dear Mr. Forster:

      We have completed our review of your Forms 10 and 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Perry Hindin
                                        Special Counsel

cc.   TRAE HIGH
        VIA TELEFAX   **646-414-2822**